SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

GMX Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38011M108
(CUSIP Number)

Centennial Energy Partners, L.P.
575 Lexington Ave., 33rd Fl., New York, NY 10022
(212) 753-5150
Attn: Peter Seldin
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2009
(Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G
to report the acquisition that is the subject of this Schedule 13D, and is
filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box [ ].

        Note: Schedules filed in paper format shall include a signed
original and five copies of the schedule, including all exhibits. See Rule
13d-7 for other parties to whom copies are to be sent.

        (1) The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject
class of securities, and for any subsequent amendment containing information
which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not
be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 or otherwise subject to the liabilities of that section
of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

1. NAME OF REPORTING PERSONS   Centennial Energy Partners, L.P.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3793743

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)   [_]
                                                        (b)   [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   -0-

8. SHARED VOTING POWER   1,945,436

9. SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   1,945,436

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,945,436

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   7.93%

14. TYPE OF REPORTING PERSON*   PN

CUSIP No. 38011M108

1. NAME OF REPORTING PERSONS   Hoyt Farm Partners, L.P.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3877256

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [_]
                                                        (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   -0-

8. SHARED VOTING POWER   356,940

9. SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   356,940

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    356,940

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   1.45%

14. TYPE OF REPORTING PERSON*   PN

CUSIP No. 38011M108

1. NAME OF REPORTING PERSONS   Quadrennial Partners, L.P.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3883223

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [_]
                                                          (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   -0-

8. SHARED VOTING POWER   218,695

9. SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   218,695

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    218,695

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .89%

14. TYPE OF REPORTING PERSON*   PN

CUSIP No. 38011M108

1. NAME OF REPORTING PERSONS   Centennial Energy Partners V, L.P.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0438877

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a) [_]
   (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   -0-

8. SHARED VOTING POWER   -0-

9. SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0.00%

14. TYPE OF REPORTING PERSON*   PN

CUSIP No. 38011M108

1.   NAME OF REPORTING PERSONS   Centennial Energy Partners L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3961810

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)   [_]
                                                              (b)   [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*   WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER   -0-

8.   SHARED VOTING POWER   2,521,071

9.   SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   2,521,071

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,521,071

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   10.27%

14. TYPE OF REPORTING PERSON*   OO

CUSIP No. 38011M108

1. NAME OF REPORTING PERSONS   Peter K. Seldin
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            (a) [_]
            (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   0

8. SHARED VOTING POWER   2,521,071

9. SOLE DISPOSITIVE POWER   0

10. SHARED DISPOSITIVE POWER   2,521,071

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,521,071

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   10.27%

14. TYPE OF REPORTING PERSON*   IN

Item 1.   Name of Issuer.

     The information in Item 1 has not changed since the 13D Amendment 1 previously filed by the Reporting Persons on May 21, 2009.

Item 2.   Identity and Background.

     The information in Item 2 has not changed since the 13D Amendment 1 previously filed by the Reporting Persons on May 21, 2009.

Item 3.   Source and Amount of Funds or Other Consideration

     The information in Item 3 has not changed since the 13D Amendment 1 previously filed by the Reporting Persons on May 21, 2009.

Item 4.   Purpose of Transaction.

     The information in Item 4 has not changed since the 13D Amendment 1 previously filed by the Reporting Persons on May 21, 2009.

Item 5.   Interest in Securities of the Issuer.

     Item 5(a) and 5(c) of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a)As of the date hereof, (i) Energy owns beneficially 1,945,436 shares of the Common Stock, constituting approximately 7.93% of the shares outstanding, (ii) Hoyt Farm owns beneficially 356,940 shares of the Common Stock, constituting approximately 1.45% of the shares outstanding, (iii) Quadrennial owns beneficially 218,695 shares of the Common Stock, constituting approximately .89% of the shares outstanding, iv) Centennial V owns beneficially 0 shares of the Common Stock, constituting approximately 0.00% of the shares outstanding, (v) Centennial LLC owns beneficially 2,521,071 shares of the Common Stock, representing the shares held by each of the entities named in (i) through (iv) above, and (vi) Peter K. Seldin owns beneficially 2,521,071 shares of the Common Stock, representing shares beneficially owned by the entity named in (v) above. In the aggregate, the Reporting Persons beneficially own a total of 2,521,071 shares of Common Stock, constituting approximately 10.27% of the shares outstanding.   The percentages used herein are based upon 24,544,691 outstanding shares of Common Stock.   The Company reported 18,794,691 shares of outstanding stock as of May 5, 2009 in their Form 10Q for the quarterly period ended March 31, 2009.   An additional 5,750,000 shares of Common Stock were issued by the Company including the exercise of the underwriters option to purchase as reported in their Prospectus dated May 13, 2009.

     (c) All open market transactions in the Common Stock affected during the last 60 days by the Reporting Persons are set forth in Exhibit B hereto.

The information in Item 5(b) and (d) has not changed since the 13D Amendment 1 previously filed by the Reporting Persons on May 21, 2009.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 6 has not changed since the 13D Amendment 1 previously filed by the Reporting Persons on May 21, 2009.

Item 7.   Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: July 2, 2009

Centennial Energy Partners, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Hoyt Farm Partners, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Quadrennial Partners, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Centennial Energy Partners V, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin
Managing Member

By: /s/ Peter K. Seldin
    Peter K. Seldin

EXHIBIT A

AGREEMENT

The undersigned agree that this schedule 13D dated July 2, 2009 relating to the Common Stock of GMX Resources, Inc. shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.P.   Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin   By: /s/ Peter K. Seldin
    Peter K. Seldin   Managing Member
    Centennial Energy Partners, L.L.C.
    General Partner

Hoyt Farm Partners, L.P.   By: /s/ Peter K. Seldin
                                                        Peter K. Seldin
By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Quadrennial Partners, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Centennial Energy Partners V, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

OPEN MARKET TRANSACTIONS   EXHIBIT B

Date of Transaction	No. of Shares Purchased\(Sold)	Price Per Share Excluding Commissions if any
CENTENNIAL ENERGY PARTNERS, L.P.		
June 2, 2009	(1,305)	18.16
HOYT FARM PARTNERS, L.P.		
June 23, 2009	(65,000)	11.19
June 24, 2009	(65,000)	11.52
June 24, 2009	(65,000)	11.56
June 25, 2009	(105,000)	11.15
CENTENNIAL ENERGY V PARTNERS LP		
June 2, 2009	(26,195)	18.16